                                                                    EXHIBIT 99.1

Investor Relations Contacts:
Roni Gavrielov                          Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations            KCSA Strategic Communications
+972-3-516-7620                         212-896-1249/212-896-1236
roni@km-ir.co.il                        jgoldberger@kcsa.com / mcsaby@kcsa.com

                         SHAMIR OPTICAL INDUSTRY REPORTS
                    FOURTH QUARTER AND YEAR-END 2009 RESULTS

                 FOURTH QUARTER REVENUE UP 27.2% YEAR-OVER-YEAR
               FOURTH QUARTER NET INCOME UP 132.8% YEAR-OVER-YEAR

     KIBBUTZ SHAMIR, ISRAEL, MARCH 11, 2010 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("Shamir"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2009.

     For the quarter ended December 31, 2009, revenues increased 27.2% to $37.1 million, compared to $29.2 million for the fourth quarter of 2008. Gross profit for the quarter increased 27.2% to $20.4 million, or 55.0% of revenues, compared to a gross profit of $16.0 million, or 54.9% of revenues for the same period last year.

     For the quarter ended December 31, 2009, operating income increased 55.6%
to $4.5 million, or 12.3% of revenues, compared to operating income of $2.9 million, or 10.0% of revenues for the same period last year. Net income for the quarter increased 132.8% to $3.5 million compared to a net income of $1.5 million for the comparable period in 2008. Net income attributable to Shamir's shareholders was $0.20 per diluted share, compared to $0.08 per diluted share for the same period in 2008.

     For the quarter ended December 31, 2009, excluding the effects of non-cash stock-based compensation expenses and amortization of intangible assets, non-GAAP operating income was $5.0 million, or 13.5% of revenues, compared to non-GAAP operating income of $3.3 million, or 11.4% of revenues for the same period in 2008.

     Excluding the effect of non-cash stock-based compensation expenses, accretion of redeemable non controlling interest and amortization of intangible assets, net of tax, net income attributable to Shamir's shareholders for the quarter was $3.6 million, or $0.22 per diluted share, compared to net income of
$1.7 million, or $0.10 per diluted share for the same period last year.

     For the year ended December 31, 2009, revenues were $142.4 million, compared to $140.3 million for the same period in 2008. Gross profit for the year was $76.9 million, or 54.0% of revenues, compared to gross profit of $75.9 million, or 54.1% of revenues for the same period last year.

     For the year ended December 31, 2009, operating income was $17.3 million, or 12.2% of revenues, compared to operating income of $13.4 million, or 9.5% of revenues for the same period last year. Net income for the year was $13.3 million, or $0.77 per diluted share, compared to net income of $9.1 million or
$0.55 per diluted share for the comparable period in 2008.

     Excluding the effects of non-cash stock-based compensation expenses, amortization of intangible assets and compensation to the Company's former chief executive officers, non-GAAP operating income for the year was $19.2 million, or
13.5% of revenues, compared to non-GAAP operating income of $15.8 million, or
11.3% of revenues, in 2008.

     Excluding the effects of non-cash stock-based compensation expenses, amortization of intangible assets, net of tax, accretion of redeemable non controlling interest and compensation to the Company's former chief executive officers, net of tax, non-GAAP net income attributable to Shamir's shareholders for the year was $14.3 million or $0.86 per diluted share, compared to $11.2 million or $0.68 per diluted share for the comparable period in 2008.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of December 31, 2009, the Company had cash and cash equivalents, including short-term investments of $31.6 million.

     Commenting on the results, Amos Netzer, Chief Executive Officer of Shamir, said, "Despite continued economic challenges throughout the world during the fourth quarter, and for that matter, the full year, Shamir's performance surpassed internal projections. During the year we increased penetration and acceptance of the Shamir brand as well as experienced the maturing of our investments in both manufacturing and distribution."

     Mr. Netzer concluded, "The overall strength of our results in 2009 gives us reason to feel confident that we will achieve similar success in 2010. Our strategy remains intact, which includes continued operational excellence and penetration into new markets."

     For the fiscal year ending on December 31, 2010, Shamir currently estimates its 2010 revenues growth in the range of 8%-12%, under the assumption of
December 2009 exchange rates.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:30 a.m. ET today to discuss fourth quarter and year-end 2009 results. To participate in the call, please dial (888) 562-3356 (U.S. and Canada) or (973) 582-2700 (International). The
conference ID for this event is 57774730. For those unable to participate there will be replay available from 1:30 p.m. ET on March 11, 2010, through 11:59 p.m.
EDT, March 18, 2010. Please call: (800) 642-1687 (U.S. and Canada) (706)
645-9291 (International). The ID code for the replay is 57774730.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM) and
Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             As of December 31,   As of December 31,
                                                                     2008                2009
                                                                 ------------        ------------
                                                                                     (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                        $     18,276        $     19,929
Short-term investment                                                   7,187              11,679
Trade receivables (1)                                                  30,331              33,648
Other receivables and prepaid expenses                                  8,469               7,918
Inventory                                                              26,063              26,946
                                                                 ------------        ------------
   TOTAL CURRENT ASSETS                                                90,326             100,120

LONG-TERM INVESTMENTS:
Severance pay fund                                                      2,584               2,909
Long-term receivables                                                     813                 427
Investments in affiliates                                               2,085               1,306
                                                                 ------------        ------------
   TOTAL LONG-TERM INVESTMENTS                                          5,482               4,642

PROPERTY, PLANT AND EQUIPMENT, NET                                     38,617              38,568
OTHER ASSETS                                                            5,902               7,439
GOODWILL                                                                9,169              12,945
                                                                 ------------        ------------
   TOTAL ASSETS                                                  $    149,496        $    163,714
                                                                 ============        ============

CURRENT LIABILITIES:
Short-term bank credit and loans                                 $     11,597        $     11,033
Current maturities of long-term loans                                  10,403               6,879
Trade payables                                                          8,876              11,680
Accrued expenses and other liabilities                                 11,680              15,447
                                                                 ------------        ------------
   TOTAL CURRENT LIABILITIES                                           42,556              45,039

LONG-TERM LIABILITIES:
Long-term loans                                                         9,800              12,599
Capital leases                                                          3,393               2,367
Accrued severance pay                                                   3,172               3,270
Other long-term liabilities                                               634               2,763
Deferred income taxes                                                   1,922               2,224
                                                                 ------------        ------------
   TOTAL LONG-TERM LIABILITIES                                         18,921              23,223

Redeemable non-controlling interest                                                           690
                                                                                     ------------

EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2008 and
2009; Issued and outstanding: 16,423,740 and 16,592,345
shares at December 31, 2008 and 2009, respectively                         37                  37
Additional paid-in capital                                             67,362              68,230
Accumulated other comprehensive income                                 (2,637)             (1,122)
Retained earnings                                                      22,007              24,795
                                                                 ------------        ------------
   Total Shamir Optical Industry Ltd. Shareholders' equity             86,769              91,940
Non-controlling interests                                               1,250               2,822
                                                                 ------------        ------------
   TOTAL  EQUITY                                                       88,019              94,762
                                                                 ------------        ------------
   TOTAL LIABILITIES AND EQUITY                                  $    149,496        $    163,714
                                                                 ============        ============

(1)Net of allowance for doubtful accounts of $ 2,066 and $ 3,076 as of December
31, 2008 and 2009, respectively

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                   Three Months Ended December 31,      Year Ended December 31,
                                                     --------------------------       --------------------------
                                                      2008 (1)           2009          2008 (1)          2009
                                                     ---------        ---------       ---------        ---------
                                                    (Unaudited)      (Unaudited)                      (Unaudited)

Revenues, net                                        $  29,155        $  37,073       $ 140,326        $ 142,384
Cost of revenues                                        13,143           16,700          64,415           65,448
                                                     ---------        ---------       ---------        ---------
Gross profit                                            16,012           20,373          75,911           76,936

Operating Expenses:
            Research and development costs                 761              907           3,368            3,239
            Selling and marketing expenses               8,847           10,537          42,374           40,959
            General and administrative
            expenses                                     3,485            4,387          16,793           15,410
                                                     ---------        ---------       ---------        ---------
Total operating expenses                                13,093           15,831          62,535           59,608
                                                     ---------        ---------       ---------        ---------
Operating income                                         2,919            4,542          13,376           17,328

Financial expenses and other, net                        1,273              158           2,142              395
                                                     ---------        ---------       ---------        ---------
Income before taxes on income                            1,646            4,384          11,234           16,933
Taxes on income                                            153              822           2,216            3,699
                                                     ---------        ---------       ---------        ---------
Income after taxes on income                             1,493            3,562           9,018           13,234

Equity in losses (earnings) of affiliates, net             (30)              17             (44)             (31)
                                                     ---------        ---------       ---------        ---------
Net income                                               1,523            3,545           9,062           13,265

Net income (loss) attributable to
non-controlling interests                                  164              201             (16)             477
                                                     ---------        ---------       ---------        ---------
Net income attributable to Shamir Optical
Industry Ltd. Shareholders                           $   1,359        $   3,344       $   9,078        $  12,788
                                                     =========        =========       =========        =========

Net earnings per share:
            Basic                                    $    0.08        $    0.20       $    0.55        $    0.78
                                                     =========        =========       =========        =========
            Diluted                                  $    0.08        $    0.20       $    0.55        $    0.77
                                                     =========        =========       =========        =========

Number of shares:
            Basic                                       16,424           16,480          16,424           16,438
            Dilutive                                    16,492           16,623          16,522           16,530

(1) Amounts have been reclassified to reflect the implementation of SFAS No.
160, Non-controlling Interests in Consolidated Financial Statements, an
amendment of ARB No. 51.

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                           Three Months Ended December 31,      Year Ended December 31,
                                                              -------------------------        -------------------------
                                                                2008            2009             2008             2009
                                                              ---------       ---------        ---------       ---------
                                                             (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)

Operating income                                              $   2,919       $   4,542        $  13,376       $  17,328

Non-GAAP adjustment:
     Stock based compensation                                       140              79              733             451
     Amortization of intangible assets                              257             385            1,292           1,148
     Compensation to former Chief Executive Officers                  -               -              434             303
                                                              ---------       ---------        ---------       ---------
Non-GAAP operating income                                     $   3,316       $   5,006        $  15,835       $  19,230
                                                              =========       =========        =========       =========

Net income attributable to Shamir Optical Industry Ltd.
Shareholders                                                  $   1,359       $   3,344        $   9,078       $  12,788

Non-GAAP adjustment:
     Stock based compensation                                       140              79              733             451
     Amortization of intangible assets, net                         202             284            1,022             863
     Accretion of redeemable non controlling interest                 -             (64)               -             (64)
     Compensation to former Chief Executive Officers,
     net                                                              -               -              378             227
                                                              ---------       ---------        ---------       ---------
Non-GAAP net income attributable to Shamir Optical
Industry Ltd. Shareholders                                    $   1,701       $   3,643        $  11,211       $  14,265
                                                              =========       =========        =========       =========

Net earnings per share:
     Basic                                                    $    0.10       $    0.22        $    0.68       $    0.87
                                                              =========       =========        =========       =========
     Diluted                                                  $    0.10       $    0.22        $    0.68       $    0.86
                                                              =========       =========        =========       =========

Number of shares:
     Basic                                                       16,424          16,480           16,424          16,438
     Dilutive                                                    16,492          16,623           16,522          16,530